Correspondence

SILVER BULL RESOURCES, INC.
(formerly Metalline Mining Company)
Suite 2200, HSBC Building
885 West Georgia Street
Vancouver, BC V6C 3E8 Canada

May 18, 2011

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Silver Bull Resources, Inc. f/k/a/Metalline Mining Company (the “Company”)
Registration Statements on Form S-3
Filed March 11, 2011
File No. 333-172789
Filed March 16, 2011
File No. 333-172868
Annual Report on Form 10-K for fiscal year ended October 31, 2010
Filed January 14, 2011
File No. 001-33125

Dear Ms. Parker:

This letter is in response to your comment letter dated May 11, 2011.  The Company’s responses to your comments are set forth below.

Registration Statements on Form S-3
General

Comment 1:	We remind you of prior comment one from our letter to you dated April 11, 2011.

Response:	We understand we must clear comments before requesting effectiveness.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010
General

Comment 2:
Consistent with the guidance in Industry Guide 7, development activities refer to the preparation of an established commercially minable deposit (reserves) for extraction.  As you have not yet established reserves on any of your properties, discussion of development activities is premature and potentially confusing to investors.  To reduce the possibility of investor confusion, as previously requested, disclosure throughout your filing should be revised to remove all references to development activities.  Alternatively, in each case where you discuss development activities, you should provide additional disclosure that clarifies that you have not established reserves, that you are in the exploration stage and that you may never enter the development or production stages.  In connection with this, please note that, while our prior comment number two identified certain examples where you discussed development activities, this was not intended to be an exhaustive list.  Review the disclosure throughout your filing and revise as necessary.  Note that similar considerations apply to discussion of “mining” activities.

United States Securities and Exchange Commission
May 18, 2011

Response:       The Company intends to file an amendment to its Form 10-K for the fiscal year ending October 31, 2010 (the “Amendment”) to address certain issued raised in the Commission’s comment letter.  In the Amendment the Company intends to further clarify that it is not engaged in any “development” activities or “mining” activities, that it has no established reserves, and that the Company is in the exploration stage and may never enter the development or production state.  To this end, in the Amendment the Company intends to revise the 10-K as set forth below (substantive revisions are indicated in bold and italics).  The Company believes, these proposed revisions combined with the existing disclosure in the Form 10-K (including the specific Risk Factor on point, existing disclosure in the first paragraph of Item 2, and the “Cautionary Note” in the Management’s Discussion and Analysis section) clearly disclose that the Company does not have any known reserves and is an exploration stage company.

Item 1, Page 2; First Paragraph under the heading “Background and Corporate Structure”

Metalline Mining Company (“Metalline” or the “Company”) is an exploration stage company, formed under the laws of the state of Nevada on August 20, 1993, as the Cadgie Company for the purpose of acquiring and [Deleted “developing”] exploring mineral properties. The Cadgie Company was a spin-off from its predecessor, Precious Metal Mines, Inc. On June 28, 1996, at a special directors meeting, the Company’s name was changed to Metalline Mining Company. The Company’s fiscal year-end is October 31. The Company has not realized any revenues from its planned operations and is considered an Exploration Stage Company.  Although the Company has been exploring certain mineral properties, to date it has not established any reserves, remains in the exploration state, and may never enter the development or production stage.

Item 1, Page 2; Paragraph beginning with “Historically”

Historically, the Company’s efforts have been concentrated on the exploration of its properties, principally the Sierra Mojada Property located in Coahuila, Mexico.  Going forward the Company expects that its focus will continue to primarily be on exploring [delete the word “developing”] the Sierra Mojada Property and potentially developing that project.  The Company has not determined whether any of its exploration properties contain ore reserves that are economically recoverable. The ultimate realization of the Company’s investment in exploration properties is dependent upon the success of future property sales, the existence of economically recoverable reserves, the ability of the Company to obtain financing or make other arrangements for development, and upon future profitable production . . .

United States Securities and Exchange Commission
May 18, 2011

Item 1.; Page 2-3; First Paragraph Under the Heading “General Development of the Business”

Since 1997, the Company has been exploring the Sierra Mojada concessions to identify available mineral deposits.  The Company has focused its exploration efforts on two primary mineral types: the Silver Polymetallic Mineralization just north of the Sierra Mojada Fault and the Oxide Zinc Mineralization located south of the Sierra Mojada Fault.  As further described below, the Company has conducted various exploration activities at the Sierra Mojada project, however, to date the Company has not established any reserves, remains in the exploration state, and may never enter the development stage.

Item 1; Page 7; Under the Heading “Feasibility Study – Oxide Zinc Mineralization”

The feasibility study on the oxide zinc mineralization is on hold pending the results of the evaluation of the adjacent and overlying shallow silver-zinc-lead zone, as it is believed the potential is significant that [Deleted “the development of”] if the silver-zinc-lead zone is developed first it will have a material and positive impact on the future development of the oxide zinc mineralization.

Item 1; Page 7; Under the Heading “Competition and Mineral Prices”

Given the continued increase in the value of silver and other precious minerals, the business of acquiring, developing and/or exploring silver properties is more competitive than ever before.  Our competitors include companies with larger staffs, greater resources and equipment and, as such, those companies may be in a better position to compete for, explore and/or develop mineral properties. . .

Item 1; Page 7; Under the Heading “Government Regulation”

[Delete “Mining operations”] Mineral exploration activities are subject to various national, state/provincial, and local laws and regulations, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.  Similarly, if any of our properties are developed and/or mined those activities are also subject to significant governmental regulation and oversight. . .

Item 1A; Risk Factors starting on page 8; Risk Factors proposed to be revised are set forth below:

1.         Due to Our History of Operating Losses, We are Uncertain That We Will Be Able to Maintain Sufficient Cash to Accomplish Our Business Objectives

During the fiscal years ended October 31, 2010 and 2009 we suffered net losses of $9,405,490 and $4,724,110 respectively. At October 31, 2010 there was stockholders’ equity of $39,526,021 and working capital of $9,071,821. There is no assurance that we can generate net income, generate revenues or successfully explore and exploit our properties.

Significant amounts of capital will be required to continue to explore and potentially develop the Sierra Mojada concessions.  The Company is not engaged in any revenue producing activities. . .

United States Securities and Exchange Commission
May 18, 2011

2.            Our Business Plan is Highly Speculative and its Success Largely Depends on [Deleted “Mineral Development”] the Successful Exploration of our Sierra Mojada Concessions

Although the Company holds exploration licenses in Gabon, Africa, our business plan is focused primarily on [Deleted “developing and operating a mine”] exploring the Company’s Sierra Mojada concessions and to identify reserves, and if appropriate ultimately develop the properties as described in this report.  Further, the Company has not established any reserves as its Sierra Mojada project, remains in the exploration stage, and may never enter the development or production stage.    Ultimately, exploitation of mineralization and determining whether the mineralization might be extracted profitably is highly speculative and it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities.  The Sierra Mojada Project is subject to all of the risks inherent in mineral exploration and development (as described in more detail below), operation and revenue uncertainties, market sizes, profitability, market demand, and commodity price fluctuations.  Further, the economic feasibility of any mineral exploration and/or development project is based upon, among other things . . .

3.           The Company Relies on a Third Party to Fund the Exploration [Deleted “and Development”] of its Interests in Gabon Africa.

In October 2009 Dome entered into two joint venture agreements with AngloGold with respect to the exploration [deleted “development”] of its Ndjole and Mevang exploration licenses in Gabon Africa . . .

4.           Risks Inherent in the Mineral Exploration [Deleted “Mining”] Industry

The Company is subject to all of the risks inherent in the minerals exploration [Deleted “and mining”] including, without limitation, the following: . . .

5.           Risks Inherent With Foreign Operations

The Company’s operations are currently conducted primarily in Mexico and it also holds interests in Gabon . . .

Changes, if any, in mineral exploration, mining or investment policies or shifts in political attitude in Mexico and/or Gabon may adversely affect the operations . . .

United States Securities and Exchange Commission
May 18, 2011

6.           Operational Hazards; Uninsured Risks

The Company is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions.  . .   The realization of any significant liabilities in connection with our exploration [Deleted “mining”] activities as described above could negatively affect our results of operations and the price of our common stock.

Item 7; Page 22 Management’s Discussion and Analysis; Under the Heading “Business Overview”

Metalline, incorporated in Nevada, is an exploration stage company engaged in the business of mineral exploration.  . . .  However, as noted above, the Company has not established any reserves at the Project, and is in the exploration stage and may never enter the development or production stage.

Item 7; Page 26 Management’s Discussion and Analysis; Under the Heading “Liquidity and Capital Resources”

Cash Flows

During the fiscal year ended October 31, 2010, the Company primarily utilized cash and cash equivalents and proceeds from issuances of its common stock to fund its operations which essentially consisted of [Deleted “development and”] exploration activities at the Sierra Mojada property.  . .

Item 7; Page 27 Management’s Discussion and Analysis; Under the Heading “Capital Requirements and Liquidity; Need for Subsequent Funding”

The continued [Deleted “development and”] exploration of the Sierra Mojada project will require significant amounts of additional capital. The Company believes it has sufficient capital on hand to conduct its planned operations throughout its 2011 fiscal year.  However, the continued [Deleted “development and”] exploration of the Sierra Mojada project ultimately will require the Company to raise additional capital, identify other sources of funding, or identify another strategic transaction. . .

Note 1; Page F-13; Under the Heading “Organization and Description of the Business.”

Organization and Description of Business

Metalline Mining Company (the “Company” or “Metalline”) was incorporated in the State of Nevada on November 8, 1993 as the Cadgie Company for the purpose of acquiring and developing mineral properties. The Cadgie Company was a spin-off from its predecessor, Precious Metal Mines, Inc. On June 28, 1996, at a special directors meeting, the Company’s name was changed to Metalline Mining Company. The Company’s fiscal year-end is October 31. The Company has not realized any revenues from its planned operations and is considered an Exploration Stage Company.  The Company has not established any reserves with respect to its exploration projects, and may never enter into the development with respect to any of its projects.

United States Securities and Exchange Commission
May 18, 2011

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-13
Note 14 – Segment Information, page F-40

Comment 3:
We have considered your response to prior comment number eight from our letter dated April 11, 2011 and will not object to your conclusion that aggregation of your separate operating segments is appropriate while your projects remain in the exploration stage.  However, in the event that either of your projects advances to either the development or production stage, we would expect that differences in the regulatory environments and the types and costs of development and production activities at the separate projects would preclude a conclusion that aggregation remained appropriate.

Response:            In the event that either of the Company’s projects advances to either the development or production stage, the Company will reevaluate whether it is appropriate to aggregate the Company’s operating segments into a single reportable segment.  The Company agrees that such a conclusion may prove inappropriate.  If that is the case the Company will no longer aggregate its operating segments.

Comment 4:
To aid investor understanding of the extent of the activities at each of your properties while they remain in the exploration stage, expand the disclosure here or elsewhere in the notes to your financial statements to disclose the amount of exploration and property holding costs incurred for each property for the periods presented.

Response:             In the Amendment we will add language to Note 14 to disclose the amount of exploration and property holding costs incurred for each property for the periods presented.  The new language will read as follows:

During the year ended October 31, 2010, and the year ended October 31, 2009, all exploration and property holding costs incurred by the Company related to its mineral property interests at its Sierra Mojada property in Mexico.  Similarly, all such costs incurred since from the Company’s inception through October 31, 2010 relate to the Sierra Mojada property.

Comment 5:	The captions for the two tabular presentations of geographic information both indicate that the amounts presented are identifiable assets. Review and revise the captions as needed.

Response:             In the Amendment the Company will revise the caption for the second table to read, “Net loss for the period”.

United States Securities and Exchange Commission
May 18, 2011

Closing Comments

           In accordance with Rules 460 and 461 regarding requests for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact Theresa M. Mehringer, Esq. at 303-796-2626 or via e-mail at tmehringer@bfw-law.com if you need more information or have additional comments.

Respectfully submitted Silver Bull Resources, Inc.

By:	/s/ Sean Fallis
Sean Fallis, CFO sfallis@silverbullresources.com

cc:           Theresa M. Mehringer
(via:  tmehringer@bfw-law.com)
Robert J. Devers
(via:  bdevers@metallinemining.com)